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                           May 15, 2024

       Jeremy Wegner
       Chief Financial Officer
       Chatham Lodging Trust
       222 Lakeview Avenue, Suite 200
       West Palm Beach, Florida 33401

                                                        Re: Chatham Lodging
Trust
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Filed February 27,
2024
                                                            Form 8-K
                                                            Filed February 27,
2024
                                                            File No. 001-34693

       Dear Jeremy Wegner:

                                                        We have reviewed your
filings and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed February 27, 2024

       General

   1. In your earnings release, you disclose Q1 2024 Guidance for Adjusted EBITDA, Adjusted
                                                        FFO, Adjusted FFO per
diluted share, and Hotel EBITDA margins without providing
                                                        a reconciliation to the
most directly related GAAP measure. In future filings, please include such
reconciliation or, alternatively, provide a statement that the information could not be presented
without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of
                                                        Regulation S-K and
Questions 102.10(a) and 102.10(b) of the C&DIs for Non GAAP
                                                        Financial Measures.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeremy Wegner
Chatham Lodging Trust
May 15, 2024
Page 2

       Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJeremy Wegner                        Sincerely,
Comapany NameChatham Lodging Trust
                                                       Division of Corporation
Finance
May 15, 2024 Page 2                                    Office of Real Estate &
Construction
FirstName LastName